August 11, 2016

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quintiles Transnational Holdings Inc. Amendment No. 3 to Registration Statement on Form S-4/A Filed August 11, 2016 File No. 333-211794

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Quintiles Transnational Holdings Inc. (the “Company”) hereby requests that the registration statement referred to above be declared effective on Monday, August 15 at 12:00 p.m. or as soon thereafter as shall be practicable. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions or comments do not hesitate to contact the undersigned at (919) 998-2000.

Sincerely,

/s/ James H. Erlinger III
James H. Erlinger III General Counsel

cc:

Thomas H. Pike

    Quintiles Transnational Holdings Inc.

William F. Seabaugh, Esq.

R. Randall Wang, Esq.

    Bryan Cave LLP

Gerald F. Roach, Esq.

    Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Ari Bousbib

Harvey Ashman, Esq.

    IMS Health Holdings, Inc.

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

    Weil, Gotshal & Manges LLP